Exhibit (a)(20)
LITE DEPALMA GREENBERG & RIVAS, LLC
Joseph J. DePalma
Katrina Carroll
Two Gateway Center, 12th Floor
Newark, New Jersey 07102
Telephone: (973) 623-3000
Facsimile: (973) 623-0858
BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
Lee D. Rudy
Michael Wagner
James Miller
280 King of Prussia Road
Radnor, Pennsylvania 19087
Telephone: (610) 667-7706
Facsimile: (610) 667-7056
Attorneys for Plaintiff
UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

DOCUMENT ELECTRONICALLY FILED

SUSAN DOUGHERTY, on Behalf of Herself	:
and All Others Similarly Situated, and	:	Civil Action No. 09-6406 (DMC)
Derivatively on Behalf of Nominal Defendant	:
CADBURY PLC,	:
:
Plaintiff	:
:
v.	:	AMENDED
	:	VERIFIED SHAREHOLDER CLASS
ROGER CARR, TODD STITZER, ANDREW	:	ACTION AND DERIVATIVE
BONFIELD, WOLFGANG BERNDT, GUY	:	COMPLAINT
ELLIOT, LORD PATTEN, RAYMOND	:
VIAULT, BARONESS HOGG, and COLIN	:
DAY,	:
:
Defendants,	:
:
and	:
:
CADBURY PLC,	:
:
Nominal Defendant
:

     Plaintiff Susan Dougherty, by and through her undersigned counsel, having previously filed an action in the Chancery Division of Morris County, New Jersey, captioned Dougherty v. Carr et al., Docket No.MRS-C-171-09 (the “State Court matter”), which matter was subsequently removed to this Court, and Plaintiff incorporating by reference the allegations of the previously filed Verified Complaint in the State Court matter and all other pleadings and papers filed therein, upon knowledge as to herself and upon information and belief as to all other matters, alleges in this Amended Complaint as follows:
NATURE OF THE ACTION
     1. Plaintiff is a holder of Cadbury plc (“Cadbury” or the “Company”) stock. Plaintiff brings this action individually and as a class action on behalf of all holders of Cadbury stock, other than the defendants and their affiliates, and derivatively on behalf of Cadbury and against the Company’s board of directors (the “Board”), to remedy the Board’s breaches of its fiduciary duties in connection with its meritless outright rejection of multiple buyout proposals by Kraft Foods, Inc. (“Kraft”), including Kraft’s recent formal offer on November 9, 2009 to acquire Cadbury for approximately 717 pence per share (the “Offer”).
     2. Through this action Plaintiff seeks to compel the Board to fulfill its fiduciary duties to the Company and its shareholders by engaging in good faith negotiations with Kraft in order to promote the success of the Company for the benefit of the Company and its shareholders. Rather than negotiate with Kraft in good faith in order to maximize value in a possible going-private transaction, the Board has breached its fiduciary duty by spurning Kraft’s offer to acquire the Company for a significant premium. Cadbury’s purported justification for such conduct is untenable.

     3. On December 14, 2009, Cadbury published its stockholder circular (the “Circular” or the “Proxy”) in response to Kraft’s December 4, 2009 tender offer. The Circular is contained in a Form SC14D9 filed with the United States Securities and Exchange Commission (“SEC”) and sets forth Cadbury’s opinion that shareholders should reject Kraft’s Offer. However, while Cadbury Chairman Roger Carr stated in a press conference that “our argument is not for independence for its own sake — but a clinical and factual case for ensuring our shareholders either retain the full benefits of continued ownership or receive fair value for surrendering control,” the Proxy demonstrates that Cadbury’s “factual case” is a highly speculative, best-case-scenario “Profit Forecast” that provides shareholders with no meaningful way to translate potential future success into net present value of their investments.
     4. In addition, Cadbury has been engaging in secret negotiations with third party bidders while it has put on ice Kraft’s existing bid and offer to negotiate. Not only has Cadbury treated bidders differently during a time when it is considering change-in-control transactions, but at least one of these bidders, The Hershey Company (“Hershey”), has long been sought by Cadbury as a potential merger partner.
     5. Lastly, Plaintiff also seeks to compel defendants to fulfill their fiduciary obligation to disseminate to Cadbury shareholders proxy materials that are not materially misleading or incomplete. The Proxy by which the Board recommends that Cadbury shareholders reject Kraft’s Offer is replete with misstatements and/or omissions that render the Proxy materially misleading. Indeed, the Proxy sets forth little more than the Board’s colorful rhetoric about why shareholders should reject Kraft’s Offer rather than explain to shareholders how the Profit Forecast will benefit them, and why the Board has abandoned its obligation to negotiate a transaction at the highest price possible.

JURISDICTION
     6. This Court has jurisdiction over this action pursuant to 28 U.S.C. § 1332(a)(2), in that Plaintiff and Defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.
     7. Venue is proper in this District because one or more of the Defendants either resides in or maintains executive offices in this District, and Defendants have received substantial compensation in this District by engaging in numerous activities and conducting business here, which had an effect in this District.
THE PARTIES
     8. Plaintiff Susan Dougherty (“Plaintiff”) is a Cadbury shareholder and has been a Cadbury shareholder continuously since prior to the wrongs complained of herein. Plaintiff is a citizen of the State of Washington.
     9. Nominal Defendant Cadbury is a Public Limited Company incorporated in the United Kingdom (“U.K.”), with its principal executive offices located at Cadbury House, Sanderson Road, Uxbridge, Middlesex, U.K. Cadbury North America, a business unit of Cadbury, is headquartered in Parsippany, New Jersey. Cadbury is a leading global confectionery company with a portfolio of chocolate, gum and candy brands. The Company’s brands include Cadbury, Trident and Halls. Cadbury common shares are traded on the London Stock Exchange under the symbol “CBRY.” Cadbury American Depository Shares (“ADS”) are, and at all times relevant hereto were, listed and traded on the New York Stock Exchange under the symbol “CBY.”

     10. Defendant Roger Carr (“Carr”) has served as a director of Cadbury since January 2001 and as the Chairman of the Board since July 2008. Upon information and belief, Carr is a citizen of the U.K.
     11. Defendant Todd Stitzer (“Stitzer”) has served as a director of Cadbury since March 2000, and as the Company’s Chief Executive Officer (“CEO”) since May 2003. Upon information and belief, Stitzer is a citizen of the U.K.
     12. Defendant Andrew Bonfield (“Bonfield”) has served as a director of Cadbury since April 3, 2009, and as the Company’s Chief Financial Officer (“CFO”) since February 2009. Upon information and belief, Bonfield is a citizen of the State of New Jersey.
     13. Defendant Wolfgang Berndt (“Berndt”) has served as a director of Cadbury since 2002. Upon information and belief, Berndt is a citizen of the Republic of Austria.
     14. Defendant Guy Elliot (“Elliot”) has served as a director of Cadbury since 2007. Upon information and belief, Elliot is a citizen of the U.K.
     15. Defendant Lord Patten (“Patten”) has served as a director of Cadbury since 2005. Upon information and belief, Patten is a citizen of the U.K.
     16. Defendant Raymond Viault (“Viault”) has served as a director of Cadbury since 2006. Upon information and belief, Viault is a citizen of the State of Florida.
     17. Defendant Baroness Hogg (“Hogg”) has served as a director of Cadbury since October 2008. Upon information and belief, Hogg is a citizen of the U.K.
     18. Defendant Colin Day (“Day”) has served as a director of Cadbury since December 2008. Upon information and belief, Day is a citizen of the U.K.
     19. The defendants referred to in paragraphs 6 through 14 are collectively referred to herein as the “Individual Defendants.” The defendants referred to in paragraphs 7 through 14 are collectively referred to herein as the “Cadbury Defendants”, and together with Kraft, “Defendants”.
     20. As members of the Board, each of the Individual Defendants receives substantial remuneration for their service to Cadbury. Defendant Carr receives £390,000 annually, plus a £60,000 director fee, which is equal to more than $700,000 in compensation. Each of the non-management Board members receives £60,000 per year if they are non-U.S. residents, and $150,000 per year if they are U.S. residents. Senior directors and the chairmen of the Board’s committees receive an additional £15,000-£20,000 annually. In total in 2008, Cadbury’s non-management directors received £939,000 in fees, and the Board’s three management directors totaled more than £11,000,000.
     21. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with the Company, Plaintiff, and the other public shareholders of Cadbury. Accordingly, the Individual Defendants owe Cadbury, Plaintiff, and the Company’s other public shareholders and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure. The Individual Defendants are further under an obligation to exercise independent judgment, exercise reasonable care, skill and diligence in the administration of their responsibilities, and avoid conflicts of interest. As discussed in detail herein, the Individual Defendants have not fulfilled their obligations as directors of Cadbury.
SUBSTANTIVE ALLEGATIONS
Background
     22. Cadbury traces its origins back to 1824, when John Cadbury first opened a shop in Birmingham, U.K., and thereafter focused on manufacturing and selling chocolate and confectionary. By 1847 the Company was known as “Cadbury Brothers,” and thereafter it added additional product lines to the business, including chewing gum and milk. In 1919 Cadbury Brothers merged with JS Fry & Sons, acquiring a complementary range of chocolate. In 1969 Cadbury Group Ltd. merged with Schweppes Ltd. In the 1990’s, Cadbury made a series of acquisitions, including Dr. Pepper/Seven Up and Hawaiian Punch, and became the largest independent bottler in the U.S. In 2003, Cadbury acquired Adams Confectionary, making it the leading world-wide confectionery company and the world’s number two in chewing gum. After demerging several beverage businesses in May 2008, Cadbury was created “with a vision to be the biggest and best confectionery company in the world.”
     23. Kraft is a publically traded holding company (NYSE: KFT) based in Northfield, Illinois, with hundreds of subsidiaries. The Company manufactures and markets packaged food products, including snacks, beverages, cheese, convenient meals and various packaged grocery products. Through a series of mergers and acquisitions, in the 1980s Kraft became a wholly owned subsidiary of Altria Group, Inc. (“Altria”). Altria partially spun off Kraft in an initial public offering in June 2001, and in March 2007 completed the spin off by selling its remaining interest in Kraft. The Company has operations in more than 70 countries and sells its products in approximately 150 countries. Kraft has nine brands with revenues exceeding $1 billion, and more than 50 brands with revenues of at least $100 million.
     24. Kraft, Cadbury, and their respective managements, are not strangers to each other. In fact, among other deals between the Companies, in August 2001, Cadbury Schweppes purchased Kraft’s chewing gum and candy business in France.
     25. Given Kraft and Cadbury’s complementary businesses, the potential of a successful business combination between Cadbury and Kraft had prompted many analysts and shareholders to speculate about a potential business combination of the two companies for several years. Most recently, and as reported by Bloomberg, according to “two people familiar with the matter,” Kraft has been interested in Cadbury since before Kraft was spun off from Altria in 2007.

Kraft’s Proposed Offer and Cadbury’s Baseless Refusal to Negotiate
     26. Throughout the summer months of 2009, Kraft sought to pay a substantial premium to acquire Cadbury on terms agreeable to both companies, and beneficial to Cadbury’s shareholders. Rather than negotiate with Kraft, the Individual Defendants have patently refused to even consider a strategic transaction that would promote the success of the Company and provide substantial cash consideration to the Company’s shareholders while at the same time permitting them to retain an equity interest in Kraft in order to participate in the future growth of the Company.
     27. On August 28, 2009, Irene B. Rosenfeld (“Rosenfeld”), Kraft’s Chairman and CEO, met with Carr to discuss a business combination between Kraft and Cadbury. This meeting followed a telephone conversation between Rosenfeld and Carr one week earlier. On August 28, 2009, and in follow up to their meeting earlier in the day wherein they discussed the proposed offer by Kraft to acquire Cadbury, Rosenfeld sent Carr a letter (the “August 28 letter”) reiterating the numerous benefits that Cadbury and its shareholders would realize from the business combination. As Rosenfeld stated, Cadbury and Kraft are “two great companies [that] are highly complementary and a combination makes a great deal of strategic and financial sense.” In addition to expressing a desire to engage in “constructive, friendly discussions,” the August 28 letter stated, in relevant part:
I very much enjoyed meeting you this morning. As I explained, we believe that the combination of our companies would provide a compelling value proposition for both our shareholders. As analysts and industry observers have long speculated, our two great companies are highly complementary and a combination makes a great deal of strategic and financial sense. We believe that now is the time to pursue a transaction as a result of the significant opportunities available to both of us. We look forward to engaging in constructive, friendly discussions and working toward a positive outcome on a recommended basis.

We have great respect and admiration for Cadbury plc (“Cadbury”), its employees, its leadership and its proud heritage. We have also taken note of your recent performance and the successful ongoing implementation of your Vision Into Action programme. However, we believe that Cadbury’s prospects, ability to fully realise operational efficiencies and capacity to invest are necessarily constrained given its limited scale and scope relative to larger global competitors. We see few catalysts for sustained future value creation for Cadbury as a standalone entity. In contrast, we have concluded that we can strengthen both our companies by bringing them together, enhancing our worldwide scale and scope, and capitalising on significant opportunities to build a global leader in the food and snacking industry for the benefit of all of our respective stakeholders. In so doing, we are eager to build upon the success of your iconic brands and strong British heritage through increased investment and innovation.
(Emphasis added.)
     28. Rosenfeld’s August 28 letter also detailed the substantial premium that Kraft’s proposed offer would provide to Cadbury’s shareholders. Rosenfeld’s proposed offer, which had already been approved by Kraft’s Board of Directors, promised to reward Cadbury’s shareholders with a blend of cash and Kraft stock that represented a 31% premium over Cadbury’s prior day’s close. The proposed offer thus presented a valuable and unique opportunity for Cadbury’s shareholders not only receive cash now, but also to share in the future profitability of Cadbury through an equity interest in Kraft. Rosenfeld’s description of the financial component of the proposed offer is stated as follows:
Subject to the pre-conditions set out below, Kraft Foods is prepared to offer 300 pence in cash and 0.2589 new Kraft Foods shares per Cadbury share, which values each Cadbury share at 755 pence (based on yesterday’s closing price of $28.42 for a Kraft Foods share and an exchange rate of 1.617 $/£). This price represents an attractive premium to any measure of the standalone value of Cadbury and fully reflects your recent performance and prospects. Specifically, this price represents a premium of:
•	44% over Cadbury’s share price of 524 pence on 3 July 2009, prior to recent analyst suggestions regarding potential sector consolidation;

•	37% over Cadbury’s 90-day average share price of 553 pence in the period up to 27 August 2009, the last business day preceding this letter; and

•	31% over Cadbury’s share price of 578 pence at close yesterday.
We would also point out that this price is beyond any price at which Cadbury’s shares have traded since the demerger.
The Possible Offer would provide your shareholders with both value certainty and the opportunity to enjoy the significant value upside in the combined entity’s attractive growth prospects and considerable synergies. Kraft Foods would also offer a mix and match facility under which Cadbury shareholders could elect, subject to availability, to vary the proportions in which they would receive cash and new Kraft Foods shares.
*     *     *
The consideration required for the Possible Offer would be provided from a combination of Kraft Foods’ existing funds, new debt and the issuance of equity. Financing would be on the basis that Kraft Foods would maintain an investment-grade credit rating. The significant cash flow of the enlarged entity following a combination would allow for rapid debt paydown and the continued funding of growth initiatives.
(Emphasis added.)
     29. According to the August 28 letter, Kraft stock stands to provide significant value to the Company’s shareholders, and the proposed strategic combination promises to substantially enhance the Company’s future operations, because of strong synergies that would be achieved by the Kraft-Cadbury business combination:
I believe that the strategic and financial rationale for this transaction is compelling. The transaction would create:
•	a company with approximately $50 billion in revenues, with leading shares in snacking and an exceptional portfolio of confectionery and biscuit brands around the world;

•	a geographically diversified combined business, with leading positions and significant scale in key developing markets including India, Mexico, Brazil, China and Russia;

•	a strong presence in instant consumption channels in both developed and developing markets, expanding the reach and margin potential of the combined business; and

•	the potential for meaningful revenue synergies over time from investments in distribution, marketing and product development, as well as a significant opportunity to realise pre-tax cost savings of at least $625 million annually through increased operational efficiencies.
Kraft Foods has a proven track record of successfully completing and integrating strategic combinations to build iconic brands and multi-national businesses, including the acquisitions of LU in 2007 and Nabisco in 2000.
A combination with Cadbury is consistent with Kraft Foods’ stated strategic objective to build a high-performing global company by reframing our categories, capitalising on our established sales capabilities and driving down costs without compromising our commitment to high quality. Over the past three years, we have successfully positioned Kraft Foods for sustainable, profitable growth. A combination with Cadbury would mark a logical next step in our transformation as we shape the company into a more global, higher-growth and higher-margin entity.
Together, we would draw on the collective strengths of our two organizations and create a stronger, more competitive global company for the benefit of all stakeholders. We believe that the growth prospects and global scope of the enlarged entity should lead to increased opportunities for talented employees and managers of both companies. In addition, we confirm that the existing contractual employment rights, including pension rights, of all employees of Cadbury would be fully safeguarded.
     30. The reason why Rosenfeld and Kraft were able to make such a bold, valuable offer to Cadbury and its shareholders is that Kraft had already completed significant due diligence on Cadbury. Not only did this due diligence facilitate Kraft’s proposed offer, but it ensures that any business combination between the two companies will be achieved as quickly and smoothly as possible, thus minimizing risk for the Company and its shareholders. According to the August 28 letter:
We, together with our legal advisers, have undertaken an analysis in relation to anti-trust matters. The complementary nature of our two businesses means that any antitrust concerns will be few, and limited in scope: we are confident that any issues can be appropriately addressed within the envisaged implementation timeframe. In this regard, we would suggest that our respective legal advisers meet at your earliest convenience, in order for our advisers to explain their analysis, and for next steps to be identified.

We believe it is in all parties’ interests to progress this transaction as swiftly as possible. Our senior management and advisers have already completed extensive analysis and due diligence based on publicly available information. Accordingly, our due diligence requirements are limited, confirmatory in nature and capable of being addressed within a compressed timeframe. Lazard is acting as our lead financial adviser. We have also retained Centerview Partners, Citigroup and Deutsche Bank as financial advisers. Our legal advisers are Clifford Chance; Cravath, Swaine & Moore; Gibson, Dunn & Crutcher; and Arnold & Porter.
It is Kraft Foods’ preference to implement any offer by means of a scheme of arrangement but we reserve the right to change this to a general offer. Any offer, if made, would be subject to the terms and conditions usually attaching to a scheme of arrangement, or offer, involving a UK public company.
*     *     *
We trust that our proposal makes clear our level of seriousness and enthusiasm for pursuing this opportunity. We are willing to commit substantial time and financial resources to do so. This matter has the highest priority for Kraft Foods and we are keen to have our advisers and executive team engage with yours so that we can progress this proposal in an expeditious manner.
(Emphasis added.)
     31. Further demonstrating the minimal risk inherent in Kraft’s proposed offer is that the August 28 letter detailed only three pre-conditions that would have to be met prior to Kraft making a formal offer for Cadbury:
The making of any offer would be subject to the following pre-conditions:

•	satisfactory completion of a limited due diligence review by Kraft Foods, including access to Cadbury’s internal plan and projections;

•	Kraft Foods obtaining satisfactory financing; and

•	a unanimous recommendation by the directors of Cadbury to vote in favour of the scheme, or if relevant, to accept the offer.
For the avoidance of doubt, this letter should not be construed in any regard as constituting an offer or evincing an intention to make an offer or inviting an offer or imposing an obligation to make an offer for Cadbury and any of its securities or otherwise giving rise to legal relations (save for the obligation to keep its terms confidential) and, in particular, does not constitute a firm intention to make an offer for the purposes of Rule 2.5 of The City Code on Takeovers and Mergers.

This proposal is made on a strictly private and confidential basis. This letter shall be governed by and construed in accordance with English law.
     32. Despite the attractiveness of Kraft’s proposed offer, Carr’s reaction to Kraft’s proposed offer was a swift “no.” A mere three days after receiving the August 28 letter, Carr sent to Rosenfeld a letter on August 31, 2009 dismissing Kraft’s proposal out of hand. Notably, despite Kraft’s invitation of friendly negotiations in an effort to structure a transaction that maximized benefit to Cadbury and its shareholders, Carr’s letter refused to discuss the matter further.
     33. On September 7, 2009, Kraft disclosed to the market that it had made the proposed offer to Cadbury. The press release stated:
Kraft Foods Inc. (“Kraft Foods”) today announces that it has made a proposal to the Board of Cadbury plc (“Cadbury”) to combine the two companies. The Board of Cadbury has rejected this proposal. Kraft Foods is committed to working toward a recommended transaction and to maintaining a constructive dialogue and is announcing this proposal as a means to encourage and further that process. Included in Appendix I are two letters to the Chairman of Cadbury which set out the strong strategic rationale for the proposed combination and the attractive premium and compelling value proposition for Cadbury’s shareholders.
Kraft Foods is proposing an offer for Cadbury (the “Possible Offer”) of 300 pence in cash and 0.2589 new Kraft Foods shares per Cadbury share. This values each Cadbury share at 745 pence (based on the closing price of USD 28.10 for a Kraft Foods share on 4 September 2009 and an exchange rate of 1.6346 USD /GBP) and values the entire issued share capital of Cadbury at GBP 10.2 billion. The combination would build on Kraft Foods’ position as a global powerhouse in snacks, confectionery and quick meals with a rich portfolio of iconic brands.
The Possible Offer represents a premium of:
•	42 per cent over Cadbury’s share price of 524 pence on 3 July 2009, prior to recent analyst suggestions regarding potential sector consolidation;

•	34 per cent over Cadbury’s 90-day average share price of 555 pence in the period up to 4 September 2009, the last business day preceding this announcement; and

•	31 per cent over Cadbury’s closing share price of 568 pence on 4 September 2009, the last business day preceding this announcement.
Kraft Foods would also offer a mix and match facility under which Cadbury shareholders could elect, subject to availability, to vary the proportions in which they would receive cash and new Kraft Foods shares. Kraft Foods reserves the right to change the terms of the Possible Offer and the consideration mix in the future as explained in the Important Notice below.
Financing would be on the basis that Kraft Foods would maintain an investment-grade credit rating.
Kraft Foods believes that the strategic and financial rationale for the transaction is compelling. The transaction would create:
•	a company with approximately USD 50 billion in revenues;

•	a global powerhouse in snacks, confectionery and quick meals, with an exceptional portfolio of leading brands around the world;

•	a geographically diversified combined business, with leading positions and significant scale in key developing markets including India, Mexico, Brazil, China and Russia;

•	a strong presence in instant consumption channels in both developed and developing markets, expanding the reach and margin potential of the combined business;* and

•	the potential for meaningful revenue synergies over time from investments in distribution, marketing and product development. In addition, there is a significant opportunity to realise pre-tax cost savings of at least USD 625 million annually. This is expected to be achieved through increased operational efficiencies over and above the current performance improvement programmes at Kraft Foods and Cadbury (including Cadbury’s Vision Into Action (“VIA”) programme). Kraft Foods expects that it will achieve the run-rate on these cost savings by the end of the third year following completion. Total one-off implementation cash costs of approximately USD 1.2 billion would be incurred in the first three years following completion.
Kraft Foods has a proven track record of successfully completing and integrating strategic combinations to build iconic brands and multi-national businesses, including the acquisitions of LU in 2007 and Nabisco in 2000.
In addition, Kraft Foods expects that the combination would enhance its growth and margin profile, and be accretive to earnings in the second year following completion on a cash basis (which excludes the one-time expenses related to the transaction and the impact of non-cash items such as the amortisation of intangibles after acquisition). Should the combination with Cadbury be completed, Kraft Foods would expect to revise its long-term growth targets to 5+ per cent for revenue and 9-11 per cent for earnings per share, from 5+ its previously announced 4+ per cent and 7-9 per cent respectively.
(Emphasis added. Internal references omitted.)
     34. The September 7 press release went on to discuss further benefits of a business combination between Cadbury and Kraft. Indeed, the September 7 press release acknowledged that the “proposed combination is about growth[,]” growth in which Cadbury’s shareholders will participate by virtue of their continuing equity interests in Kraft, and of which Cadbury will be the direct beneficiary as a result of its integration into Kraft’s global business network:
“This proposed combination is about growth. We are eager to build upon Cadbury’s iconic brands and strong British heritage through increased investment and innovation. We have great respect and admiration for Cadbury, its employees, its leadership and its proud heritage. As we have done, Cadbury has built wonderful brands by focusing on quality, innovation and marketing, but we believe the next stage in Cadbury’s development will be challenging, given the increased importance of scale in the industry. Cadbury’s brands, which are highly complementary to our portfolio, would benefit from Kraft Foods’ global scope and scale and array of proprietary technologies and processes.
“Our extensive combined global business network would create opportunities for talented Cadbury employees and managers across all areas of the combined enterprise. We would augment Kraft Foods’ and Cadbury’s world-class capabilities by employing a ‘best of both’ focus, from sales and marketing to distribution and manufacturing.
“Our current plans contemplate that the UK would be a net beneficiary in terms of jobs. For example, we believe we would be in a position to continue to operate the Somerdale facility, which is currently planned to be closed, and to invest in Bournville, thereby preserving UK manufacturing jobs.
“We have taken note of Cadbury’s recent performance and the ongoing implementation of its VIA programme. We believe that Cadbury’s share price already reflects its prospects as a standalone entity and the benefits of VIA.
Our proposal therefore not only takes into account these factors, but also provides a compelling premium and, we believe, significantly more value for Cadbury shareholders than Cadbury could create independently.

“We hope to engage with the Board of Cadbury on a constructive basis with the goal of consummating a recommended transaction.”
     35. The very same day, and without any meaningful opportunity for the Board to consider the September 7 press release, Cadbury issued a statement again rejecting Kraft’s proposal. According to Cadbury’s statement, “The Board of Cadbury reviewed the proposal with its advisers and rejected it. ... The Board believes that the proposal fundamentally undervalues the Group and its prospects.” Cadbury’s statement demonstrates the irrationality of the Individual Defendants’ conduct. Although the Board purportedly rejected the proposal because it undervalued the Company, the Individual Defendants refused to engage in value maximizing negotiations with Kraft. By rejecting Kraft’s proposal, the Individual Defendants have refused to negotiate with Kraft for a transaction that would benefit the Company, its shareholders, and all of its stakeholders.
     36. Also on September 7, 2009, Rosenfeld sent Carr a letter in response to Carr and Cadbury’s flat out rejection of Kraft’s proposed business combination. This letter stated Kraft’s disappointment with Cadbury’s unequivocal rejection of Kraft’s value-maximizing proposal and continued to implore Cadbury for an opportunity to open a constructive dialogue to discuss a possible strategic transaction between the two companies:
Thank you for your letter in response to our discussion on 28 August and the letter I sent to you as a follow-up outlining our possible offer (a “Possible Offer”) for Cadbury plc (“Cadbury”). I have given careful consideration to your response.
Although I am disappointed that you rejected unequivocally our proposal, I remain committed to working toward a recommended offer and to maintaining a constructive dialogue. We are therefore disclosing publicly our Possible Offer as a means to encourage and further that process.
I continue to believe strongly in the strategic rationale for combining our two companies and that our Possible Offer represents an attractive premium and a compelling value proposition for your shareholders.

As I outlined during our meeting, I believe we can strengthen both of our companies by bringing them together, enhancing their worldwide scale and scope, and capitalising on significant opportunities, building on the position of Kraft Foods Inc. (“Kraft Foods”) as a global powerhouse in snacks, confectionery and quick meals for the benefit of all of our respective stakeholders.
We understand the great sense of pride that you and your team have for Cadbury and its brands. We also have a long history of respecting and building iconic brands like Oreo, LU, Milka, Toblerone, Kenco, Philadelphia and Dairylea to name just a few. Kraft Foods is committed to building upon Cadbury’s success and strong British heritage through increased investment and innovation.
Our extensive combined global business network would create opportunities for talented Cadbury employees and managers across all areas of the combined enterprise. We would augment Kraft Foods’ and Cadbury’s world-class capabilities by employing a “best of both” focus, from sales and marketing to distribution and manufacturing. For example, we believe we would be in a position to continue to operate the Somerdale facility, which is currently planned to be closed, and invest in Bournville, thereby preserving UK manufacturing jobs.
I also want to reiterate that our Possible Offer represents a compelling value proposition for your shareholders. Given the proposed consideration mix of cash and shares, they would enjoy both value certainty and significant potential upside in the combined entity’s attractive growth prospects and meaningful synergies. As we discussed, and as I noted in my previous letter to you, we commend you on your successful ongoing implementation of Vision Into Action (“VIA”). I believe Cadbury’s share price already reflects its prospects as a standalone entity and the benefits of VIA. Our Possible Offer therefore not only takes into account these factors, but also provides a significant premium and, I believe, significantly more value for your shareholders than Cadbury could create independently.
Together, we can draw on the collective strengths of our two organisations to create a stronger, more competitive global company for the benefit of all our stakeholders. I would ask you to reconsider your rejection of our Possible Offer and would welcome a constructive dialogue.
(Emphasis added.)
     37. Unfortunately for Cadbury and its shareholders, Kraft’s repeated efforts to engage in a constructive dialogue were again met with unequivocal rejection. On September 12, 2009, Carr sent Rosenfeld a letter, a copy of which Cadbury adopted and issued to the market in a press release entitled “Cadbury statement re Kraft Foods proposal.” Although the letter purports to protect Cadbury and its shareholders by rejecting Kraft’s acquisition efforts, the text of the letter fundamentally contradicts Carr’s purported intention. While posturing that “the delivery of value to our shareholders remains at the top of our agenda,” Carr continues to refuse to engage in meaningful negotiations with Kraft in order to possibly improve Kraft’s purportedly “unattractive” offer. Furthermore, while Carr accuses Kraft of being a “low growth[] conglomerate,” Carr conveniently ignores that Cadbury’s own stock price growth has been stagnant for five years and that the Company has sparingly paid dividends to its shareholders. Meanwhile, Kraft has routinely paid valuable quarterly dividends to its shareholders, thus further increasing the value of Kraft’s common stock that would be exchanged in connection with a proposed transaction between the two companies.
     38. In the midst of the public battle between Kraft and Cadbury, Bloomberg.com reported on September 23, 2009 that defendant Stitzer was being foolish in his negotiation strategy. According to Bloomberg, the deal with Kraft is “already there.” However, for some inexplicable reason, Stitzer is “trying to force a bid so high that Kraft shareholders will say no[.]” Furthermore, the article noted that Kraft would likely not play along with Stitzer’s game as “no-one else is coming in,” it wouldn’t make any sense for Kraft to bid against itself. Subsequently, on September 25, 2009, Cadbury issued a strongly worded press release entitled “Cadbury plc — Clarification Regarding Press Commentary,” which stated that “Mr. Stitzer does not believe that Kraft’s proposal makes strategic or financial sense for Cadbury and his comments should not be interpreted any other way.”
Kraft’s Proposed Offer Is Highly Attractive to Cadbury’s Shareholders
     39. Despite defendant Stitzer’s belief that Kraft’s proposal makes no strategic or financial sense for Cadbury, Rosenfeld’s September 7, 2009 letter to Carr expressly states that

Kraft’s proposed offer to acquire Cadbury “represents a premium of: 42 per cent over Cadbury’s share price of 524 pence on 3 July 2009, prior to recent analyst suggestions regarding potential sector consolidation, 34 per cent over Cadbury’s 90-day average share price of 555 pence in the period up to 4 September 2009, the last business day preceding this announcement; and 31 per cent over Cadbury’s closing share price of 568 pence on 4 September 2009,” the last business day preceding the announcement.” And Kraft is willing to improve upon this offer.
     40. Many investors and analysts alike believe that Kraft’s offer provided substantial value to Cadbury and its shareholders, and that outright dismissal of Kraft’s efforts is foolish. Most notably, Warren Buffet has publicly stated that Kraft’s offer represents a “pretty full” price, a price that is enhanced further by what Buffet believes is Kraft’s “undervalued stock” that will result in a more favorable exchange ratio for Cadbury’s shareholders than if the market reflected Kraft’s full value.
     41. Further demonstrating the “full” value offered by Kraft is that Stitzer, Carr, and the rest of the Individual Defendants have not been able to achieve the price reflected in Kraft’s proposed offer in the prior calendar year. Indeed, Kraft’s 755 pence opening negotiating position is higher than any closing price of Cadbury stock over the past five years. Yet the Individual Defendants have steadfastly maintained that the proposed offer from Kraft undervalues Cadbury as they continue to take home more than £11,000,000 in annual compensation. In the face of their inability to achieve a comparable value for the Company’s shares, the Individual Defendants’ stance that Kraft’s proposed offer undervalues Cadbury is preposterous, bested only by Individual Defendants’ outright refusal to negotiate with Kraft for a higher price that Kraft has stated it will pay. Kraft’s willingness to negotiate necessitates that the Individual Defendants must fulfill their fiduciary duties to Cadbury and its shareholders by engaging Kraft in meaningful dialogue in order to achieve a transaction that promotes the success of the Company. Should they continue to refuse to do this, the value of Cadbury’s shares will again plummet to, if not below, the level they traded at prior to Kraft’s offer emerging.
Cadbury Undertakes Measures To Thwart Kraft’s Proposed Offer
     42. In order to further stonewall Kraft and further entrench themselves at Cadbury, Stitzer, Carr and the rest of the Individual Defendants, immediately after receiving Kraft’s proposed offer, started taking measures that are designed to prevent Kraft from acquiring Cadbury .
     43. For example, on September 14, 2009, the U.K.’s The Times reported:
Cadbury will this week bolster its defenses against a £10.2 billion takeover offer from America’s Kraft Foods as management prepares to urge shareholders on Wednesday to reject the deal.
In a robust letter published in full today, Roger Carr, chairman of the Dairy Milk-maker, tells Irene Rosenfeld, chairman and chief executive of Kraft, that the proposal is “unappealing” and a threat to Cadbury’s plan of becoming the world’s pre-eminent pure-play confectionery and chewing gum company.
The letter has emerged days before Todd Stitzer, chief executive of Cadbury, will announce fresh details of Cadbury’s takeover defense when he addresses investors at a Sanford C. Bernstein analyst conference in London on Wednesday.
In the letter, Mr Carr said: “Under your proposal, Cadbury would be absorbed into Kraft’s low-growth, conglomerate business model, an unappealing prospect which contrasts sharply with our strategy to be a pure-play confectionery company.”
“Your proposal fundamentally fails to reflect the current value of Cadbury as a standalone business, its growth prospects and the potential synergies of a combined entity.”
(Emphasis added.)
     44. Similarly, on September 14, 2009, in an article entitled “Cadbury Lays Out Kraft Rejection,” The Wall Street Journal reported:

Cadbury PLC said Kraft Foods Inc.’s roughly £10 billion ($16.7 billion) takeover bid “contrasts sharply” with its existing strategy.
Cadbury issued a terse statement rejecting the offer when it was unveiled a week ago. Cadbury said then that the offer “fundamentally undervalues” the company, indicating to some that price was its only objection.
But in a letter to Kraft chairman Irene Rosenfeld, Roger Carr, her counterpart at Cadbury, suggested that a combination with Kraft isn’t in Cadbury shareholders’ best interests.
(Emphasis added.)
     45. Thereafter, Cadbury requested assistance from The Panel on Takeovers and Mergers (the “Takeover Panel”)1 to thwart Kraft’s proposed offer by putting a bid deadline on the Kraft offer. Though it is unclear exactly when Cadbury sought the Takeover Panel’s intervention, on September 21, 2009 the Takeover Panel notified Kraft of Cadbury’s request.
     46. As The Wall Street Journal reported on September 23, 2009, “[Cadbury] has asked the U.K. Takeover Panel to give Kraft a deadline to put up a formal takeover offer or shut up for six months. But to do so only two weeks after Kraft Foods’ informal offer became public has the whiff of panic.”
     47. On September 30, 2009, the Takeover Panel issued a decision mandating that Kraft must, by November 9, 2009, “either announce a firm intention to make an offer for Cadbury under Rule 2.5 of the Code or announce that it does not intend to make an offer for Cadbury.” Should Kraft now choose to walk away from the proposed business transaction with Cadbury, and determine that it does not now intend to make an offer for Cadbury, “Kraft Foods and any person(s) acting in concert with it will, except with the consent of the Panel Executive,

[1]	The Takeover Panel is an independent body, established in 1968, whose main functions are to issue and administer the City Code on Takeovers and Mergers (the “Code”) and to supervise and regulate takeovers and other matters to which the Code applies. Its central objective is to ensure fair treatment for all shareholders in takeover bids.

be bound by the restrictions contained in Rule 2.8 of the Code for six months from the date of such announcement.”
     48. Following the Takeover Panel’s decision, on September 30, 2009, Cadbury again reiterated that it had no interest in negotiating with Kraft to obtain the highest price for its shareholders. Thus, with the Takeover Panel on their side, the Individual Defendants have positioned Cadbury to weather Kraft’s acquisition efforts and preclude the Company and its shareholders from participating in a value maximizing transaction, thereby preserving for the Individual Defendants their valuable compensation packages as directors and officers of the Company.
Kraft Revises it’s Offer, Which is Rejected by Cadbury Mere Moments Later
     49. As now forced by the Takeover Panel, on the morning of November 9, 2009, Kraft announced that it would take its offer directly to Cadbury’s shareholders. As a result of Individual Defendants’ refusal to negotiate with Kraft, Kraft formally offered 717 pence per Cadbury share in a hostile offer that values the Company at approximately £9.8 billion, or $16.46 billion. The decreased offer is attributable to a fall in Kraft’s shares rather than a change in the terms of the offer. Still, Kraft’s new offer still represents a 37% premium over Cadbury’s close on July 3, 2009, but is clearly a marked decrease in the value that Cadbury’s shareholders would have received had Cadbury’s directors and officers fulfilled their fiduciary obligations to negotiate with Kraft in the first instance, rather than spurn Kraft’s prior value-maximizing offer and willingness to negotiate. According to Kraft, the Offer is structured as follows: 300 pence in cash and 0.2589 new Kraft shares per each Cadbury share, and 1,200 pence in cash and 1.0356 new Kraft shares for each Cadbury ADS.

     50. Not surprisingly, within an hour of reports that Kraft had made its 717 pence per share Offer, the Individual Defendants rejected the offer as “derisory”. Cadbury’s chairman Roger Carr said that “Kraft’s offer does not come remotely close to reflecting the true value of our company ...” Of course, had Carr and the other Individual Defendants been willing to negotiate with Kraft in the first instance, as Kraft had invited the Individual Defendants to do, Cadbury’s shareholders could have received the “true value” of the Company that Mr. Carr purportedly seeks.
     51. In accordance with British law, Kraft’s 717 pence per share offer obligated Kraft to formalize its offer to Cadbury’s shareholders on or before December 7, 2009.
Hershey And Others Mull Bids For Cadbury
     52. On or about November 17, 2009, reports surfaced that Kraft was not the only horse in the Cadbury race. According to The Wall Street Journal, U.S.-based Hershey and Ferrero S.p.A. (“Ferrero”) of Italy were in preliminary talks to try to top Kraft’s hostile $16 billion bid for Cadbury.
     53. According to a November 18, 2009 article by The Wall Street Journal, both Hershey and Ferrero were evaluating their options, but that Hershey was in talks with banks to line up billions of dollars of financing to pursue a bid on its own or with a partner, such as Ferrero. In response to news reports of a possible bidding war for Cadbury, Cadbury stated that it would consider any takeover bid “that delivers full value for the company” but that it had not yet received such an offer.
     54. A potential transaction with Hershey would be appealing to Cadbury. Not only is the culture of each company similar, Cadbury has previously sought a merger with Hershey, though such efforts were rebuffed by the Hershey Trust, the charitable organization that controls

Hershey. In addition, Hershey holds the license to make and sell Cadbury chocolate brands in the United States. News of a possible Hershey and/or Ferrero bid catapulted Cadbury’s share price to nearly 800 pence, about 10% above Kraft’s Offer price.
     55. Still, there are impediments to a potential bid by Hershey and/or Ferrero. Both are closely-held companies the controlling shareholders of which risk losing outright control if stock is used as a major component of a bid. In addition, both companies’ balance sheet and capital structure likely require substantial external financing in order to fund a takeover proposal. According to The Wall Street Journal, Kraft may not be shaking in its boots about the danger of a counterbid so long as Nestle S.A. (“Nestle”) and Unilever N.V. (“Unilever”), two companies that could acquire Cadbury autonomously, stay out of the picture.
     56. Nestle did not stay out of the mix for long. On Monday, November 23, 2009, Cadbury shares hit a record high on new reports that Hershey, Nestle, and Ferrero were all considering competing offers to that of Kraft. Cadbury’s shares reached record highs in intraday trading, climbing as high as 819.5 pence before closing at 815 pence. According to a November 22, 2009 report by Bloomberg.com, Nestle is weighing options including a possible bid for Cadbury that would challenge Kraft’s Offer and a potential move by Hershey. According to Morningstar Inc. (“Morningstar”) analyst Erin Swanson, it is not surprising that there are rival bidders for Cadbury “given the attractiveness of Cadbury’s portfolio.”
     57. On November 27, 2009, The Wall Street Journal reported that the Hershey Trust was in the process of seeking approval from the Pennsylvania government to pursue a $17 billion bid for Cadbury. According to the report, Hershey has received indications from two banks, J.P. Morgan Chase and Bank of America Merrill Lynch, that at least $10 billion in cash could be raised to help finance a Hershey bid, with other financing available too.

     58. On December 10, 2009, The Wall Street Journal reported that Hershey is nearing a final decision on whether to bid on Cadbury. On December 14, 2009, Cadbury confirmed that it had received “indications of interest from a number of third parties.”
Kraft Seeks to Block Competitive Bids
     59. According to a November 24, 2009 report by The Wall Street Journal, Kraft has taken unusual measures to make competing bids for Cadbury much more difficult to formulate. Kraft has done this by extracting exclusivity agreements from the banks it is using to finance its bid, the effect of which is to leave competitors with few other banks to choose from.
     60. According to Kraft’s SEC filings and additional news reports, Kraft is being advised by Lazard Ltd. (“Lazard”) and has secured a £5.5 billion bridge loan from a group of nine banks led by Citigroup Inc. (“Citigroup”), Deutsche Bank AG (“Deutsche”), and HSBC Holdings PLC (“HSBC”). Other banks contributing to the bridge loan include BNP Paribas SA, Barclays Capital, Royal Bank of Scotland Group PLC, Credit Suisse, Societe Generale SA, and Banco Bilbao Vizcaya Argentaria SA.
     61. The aforementioned banks have signed exclusivity agreements that prevent them from jumping ship to finance any rival bidders, notes The Wall Street Journal, citing people familiar with the situation. These types of exclusivity agreements for financing banks — except those leading the debt package (i.e., Citigroup, Deutsche, and HSBC) are rare in M&A transactions because they tie up the financing banks and prevent them from working on competing bids.
Kraft Puts Its Offer To Cadbury Shareholders
     62. On December 4, 2009, Kraft formally commenced its tender offer to acquire Cadbury stock from Cadbury’s shareholders. The terms of the Offer did not change — Kraft’s

Offer still contemplates that Kraft will pay 300 pence in cash and 0.2589 shares of Kraft Foods Class A common stock in exchange for each outstanding Cadbury share. The tender offer is set to expire on January 5, 2010.
     63. According to a Form S-4 (the “Registration Statement”) filed by Kraft with the SEC on December 4, 2009, Cadbury has still refused to engage in negotiations with Kraft. Indeed, the last communication that Kraft received from Cadbury was a letter on September 12, 2009 to Kraft’s Chairwoman and CEO Rosenfeld from defendant Carr.
Cadbury Continues to Reject Kraft’s Offer and Refuses to Negotiate
     64. On December 14, 2009, Cadbury issued a press release entitled “Cadbury Issues Defence Document” pursuant to which Cadbury outlined its defense strategy to Kraft’s Offer. According to the press release, “the [Cadbury] Board unanimously rejects Kraft’s wholly inadequate offer as it substantially undervalues Cadbury and recommends shareholders reject the Offer.”
     65. In support of its rejection, Cadbury outlined certain improved financial projections (the Profit Forecast) that purportedly demonstrate that the Offer is substandard. According to Cadbury, it expects to achieve organic revenue growth of 5-7% per annum, improved margins of 16-18% by 2013, 80-90% operating cash conversion from 2010, and double digit growth in dividends per share from 2010 onwards. According to defendant Carr:
Cadbury is an exceptional business worth much more than the offer purt forward by kraft. It is clear to all that Cadbury is a particularly attractive asset in the sector with iconic brands, a sharp category focus and an enviable geographic footprint.
* * * * *
We believe our shareholders should have the opportunity to reap the full rewards of the investment that has already been made in creating a platform for future improved revenue growth, enhanced profitability and high cash returns. Cadbury will have delivered average revenue growth of 6% per annum and improved margins by 350bps for the period 2007-09. We are committed to the achievement of the higher Vision into Action targets and the creation fo significant value — benefits that should fully accrue to our shareholders.
* * * * *
Kraft is trying to buy Cadbury on the cheap to provide much needed growth to their unattractive low-growth conglomerate business model. Don’t let Kraft steal your company with its derisory offer.
     66. Despite defendant Carr’s rosy projections and forceful rhetoric, Cadbury’s new Profit Forecast, which it has purportedly been working on for months and would have been presenting next spring anyway, are aggressive. In fact, at least one analyst believes that Cadbury has “gone all out” with its projections, and finds it “difficult to see how it could have been better.” Indeed, this analyst believes that Cadbury’s investors “will say [the projections are] probably good enough to see off Kraft,” thus raising questions about whether Cadbury’s Profit Forecast is in fact achievable rather than an unsupportable ploy to ward off Kraft’s advances.
     67. Although defendant Carr and Cadbury continue to assert that Kraft’s Offer is “derisory,” Cadbury’s press releases and other public documents provide no indication that the Board has attempted to negotiate with Kraft to improve the value of the Offer beyond what is purportedly achievable through Cadbury’s revised projections.
     68. Also on December 14, 2009, Cadbury filed with the SEC the Proxy in which the Company sets forth in greater detail its purported basis for the rejection of Kraft’s Offer. However, the Proxy simply tacks on to Carr’s statement a slew of optimistic and best-case-scenario forecasts rather than provide a concrete estimation of the impact of the Profit Forecast on the Company’s value. Indeed, the Proxy is completely void of reference to the net present value of Cadbury’s shares taking into account the Company’s revised Profit Forecast. Essentially, the Proxy amounts to colorful propaganda, disseminated by Cadbury’s Board in an unsupported plea to shareholders to trust the Board because it knows what it’s doing.

     69. But why should shareholders trust the Board? The Board has already repeatedly abandoned its fiduciary duty to maximize shareholder value by failing to negotiate with Kraft. Rather than negotiate with Kraft for a value-maximizing deal that removes from the shoulders of Cadbury’s shareholders the risk associated with the Profit Forecast, the Board has dug in its heels and proclaimed to shareholders that future success is ahead so long as the Company continues to excel under optimum conditions. Why not present Cadbury’s future business plans to Kraft and negotiate a higher price? The Board has failed to provide an answer to this question.
     70. Further, Cadbury’s shareholders cannot comfortably rely on the Company’s new Profit Forecast without some explanation of how, in light of the current economy and expected difficulty in future recovery, the Company intends to execute its plan. Indeed, Cadbury’s Profit Forecast has been prepared based upon five highly conditional assumptions. According to the Proxy, the Profit Forecast has been prepared on the assumption that:
a.	There will be no material acquisitions or disposals of business during the financial year ending 31 December 2009 other than those already reported.

b.	There will be no material change in current levels of demand in the Group’s principal markets caused by significant changes in economic or other factors.

c.	There will be no major disruptions to the business of the Group, its suppliers or customers due to natural disaster, terrorism, extreme weather conditions, industrial disruption, civil disturbance or government action.

d.	There will be no change in legislation or regulatory requirements that will have a material impact on the Group’s operations.

e.	There will be no material change in the present management or control of the Group or its existing operational strategy.
     71. According to defendant Carr, “Cadbury may be the catalyst for growth that Kraft management so desperately crave. We believe however that Kraft’s ownership of Cadbury would dilute the culture and damage the prospects of ever delivering the performance growth necessary to drive the share price improvements that Kraft shareholders have waited for — so patiently — for so long.” Yet these price improvements, by admission in the Proxy, are highly speculative and conditioned upon future performance. Furthermore, any price improvements presently realized by Cadbury’s shareholders can be attributable to Kraft’s Offer — but for a stretch in 2008, the Company’s stock has by and large traded between £5 and £6 per share since the beginning of 2005. Certainly, shareholders have waited. But the price maximization for which they have been waiting could be accomplished through arm’s-length negotiation as well as prospective business execution if only the Board would do so.
     72. The Board also steadfastly refuses to discuss in the Proxy any details of its negotiations with potential third party bidders, despite the fact that “Cadbury has received indications of interest from third parties with respect to possible business combination transactions involving Cadbury ... and has had discussions regarding such transactions.” This position taken by the Board is untenable. While baselessly and repeatedly rebuffing Kraft because of Kraft’s business structure (and not because of potential value that Kraft could provide following arm’s-length negotiations), the Board has engaged in discussions with other preferred suitors. At least one of these potential suitors, Hershey, has long captivated the interest of the Board. Cadbury has on multiple occasions in the past attempted to engage in a business transaction with the U.S. confectioner, but to no avail. Rather than engage in an open bidding process in order to maximize value, the Board has engaged in a secretive and selective negotiation process that turns on its head the adage a bird in the hand is worth two in the bush.

Cadbury’s Proxy is Misleading
     73. Although the Proxy was presumably intended to inform shareholders of why they should reject Kraft’s Offer, the Proxy raises more questions than it answers as it is littered with omissions and/or misstatements of fact that render the Proxy materially misleading. As stated on page 1 of Appendix 1 to Exhibit 99.1 of the Proxy, “The Directors accept responsibility for the information contained in this document[.]” Among these material omissions and/or misstatements are the following:
a.	On page 1 of Exhibit 99.1.A.1 of the Proxy, Cadbury states that “Kraft’s offer completely misses the value we have already created for Cadbury.” However, the Proxy does not disclose the “value” that has been created for Cadbury and its shareholders. Indeed, as discussed herein, Cadbury has refused to disclose a price at which it believes a takeover should take place. The Proxy also fails to disclose the net present value of the Profit Forecast.

b.	On page 2 of Exhibit 99.1.A.1 of the Proxy, Cadbury states that “Kraft is only offering 11.6x Cadbury’s 2009 forecast EBITDA. This is a very significant discount compared to the multiples of comparable transactions in the sector.” Cadbury has not disclosed its pre-transaction EBITDA multiple or the pre-transaction EBITDA multiples for the “comparable transactions” listed on page 10 of Exhibit 99.1 of the Proxy.

c.	On page 2 of Exhibit 99.1.A.1 of the Proxy, Cadbury states that Kraft’s share price has “significantly underperformed versus its peer group over the lat eight years.” However, Cadbury has not defined Kraft’s “peer group”, nor has Cadbury disclosed Kraft’s actual performance versus this “peer group”.

d.	On page 3 of Exhibit 99.1.A.1 of the Proxy, Cadbury states that the Board, “which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury.” However, Cadbury has not disclosed the basis upon which the Advisers have reached this belief, including any fairness opinion(s) or equivalent materials.

e.	On page 1 of Appendix 1 to Exhibit 99.1.A.1 of the Proxy, Cadbury maintains that the Board “had given Kraft’s proposal careful consideration” in late-August and early-September 2009.

However, the Proxy fails to disclose what the Board did to consider Kraft’s Offer. Furthermore, the Proxy omits that this “careful consideration” took place over the course of only three days.

f.	On page 2 of Appendix 1 to Exhibit 99.1.A.1 of the Proxy, Cadbury fails to disclose any information concerning what, if anything, the Board did in connection with the Offer between September 24, 2009 and November 9, 2009.

g.	On at least page 2 of Appendix 1 to Exhibit 99.1.A.1 of the Proxy, Cadbury alleges that Kraft has a “low growth conglomerate business model” yet Cadbury fails to disclose its basis for this assertion.

h.	On page 14 of Appendix 1 to Exhibit 99.1.A.1 of the Proxy, Cadbury states “The Board notes the strategic importance to Kraft of seeking to acquire Cadbury. However, there is insufficient information in the Offer Documents about Kraft’s plans in relation to Cadbury to comment further.” However, Cadbury has not disclosed whether it sought to independently assess Kraft’s plans in relation to Cadbury, nor has it disclosed the circumstances of such efforts or the reason(s) for not taking such efforts.

i.	On page 14 of Appendix 1 to Exhibit 99.1.A.1 of the Proxy, Cadbury states “Cadbury has received indications of interest from third parties with respect to possible business combination transactions involving Cadbury since Kraft’s initial announcement of its intention to make an offer to acquire Cadbury and has had discussions regarding such transactions.” The Board has not disclosed the identity of these third parties or the extent of discussions with third parties, nor has the Board disclosed why it engaged in discussions with third parties and not Kraft.
Kraft Responds to Cadbury’s Continued Rejection
     74. On December 15, 2009, Kraft issued a press release in response to Cadbury’s Proxy and rejection of Kraft’s Offer. In Kraft’s press release, it noted the high uncertainty of Cadbury’s Profit Forecast, stressing that Cadbury shareholders still have not been told the answer to the following four questions:
a.	How will Cadbury deliver its new revenue growth targets?

b.	How will Cadbury deliver its margin targets without further spending on restructuring?

c.	Are Cadbury’s margin goals achievable?

d.	What is Cadbury’s underlying cash flow?
Of course, Cadbury has not answered these (and other) questions. The full text of Kraft’s response is as follows:
NORTHFIELD, Ill., Dec 15, 2009 /PRNewswire-FirstCall via COMTEX/ — Kraft Foods has considered Cadbury’s formal response to its offer to acquire all of the issued and to be issued share capital of Cadbury (the “Offer”).
Cadbury Shareholders are being asked to choose between having the value certainty and upside potential of the Offer versus taking the risk of continuing to own Cadbury Shares in the absence of any offer.
Certainty and upside potential of the Offer
As outlined in Kraft Foods’ offer documentation:
•	the Offer represents a substantial premium to the unaffected share price of Cadbury;

•	Kraft Foods believes that Cadbury and Kraft Foods represent a uniquely complementary fit;

•	Kraft Foods believes that a combination with Cadbury will provide the potential for meaningful revenue synergies and significant cost savings, delivering substantially more value than Cadbury could achieve on its own;

•	Kraft Foods believes that its current trading and prospects are strong; however, since the announcement of its possible offer for Cadbury on 7 September 2009, Kraft Foods believes its share price performance has been adversely affected by a number of deal-related factors of a short-term nature, which are expected to dissipate once there is clarity over the outcome of Kraft Foods’ Offer.
Risks of continuing to own Cadbury Shares
In contrast with the value certainty and upside potential provided by the Offer, Cadbury is asking its shareholders to put their faith in possible future value creation based on a set of long-term targets, never before achieved by Cadbury and subject to significant risk and uncertainty. Furthermore, Kraft Foods notes that Cadbury has chosen to concentrate on long term targets, with very little information on its prospects for 2010.
In this context, Cadbury Shareholders might wish to ask Cadbury the following questions, which are not addressed in Cadbury’s defence document (the “Defence Document”):
1. How will Cadbury deliver its new revenue growth targets?
What are the specific volume and price / mix assumptions underlying Cadbury’s growth targets? Specifically, in a relatively low inflation environment, what are Cadbury’s assumptions regarding price increases, given that Cadbury’s revenue growth in the first three quarters of 2009 was price / mix driven? In addition, to the extent that revenue growth in developed markets requires underlying volume growth, how does Cadbury reconcile this requirement with its lack of volume growth to date in 2009? And what is Cadbury’s expectation for volume growth in developed markets in 2010?
2. How will Cadbury deliver its margin targets without further spending on restructuring?
Cadbury has spent in excess of 1 billion pounds Sterling in “one off” costs during nearly seven years of its Fuel for Growth and Vision into Action restructuring programmes. And, it plans to keep spending until 2011. Cadbury has previously exceeded its restructuring cost targets. Kraft Foods notes that, by Cadbury’s own admission, Cadbury has yet to deliver 55% of its expected annual savings from the Vision into Action programme even though it has incurred 80% of its targeted costs. How can Cadbury deliver its revised margin targets with only a 25-50 basis point increase in business improvement costs?
3. Are Cadbury’s margin goals achievable?
Key input costs, such as cocoa, are expected to remain high. Why hasn’t Cadbury provided guidance for expected input costs into 2010? Also, given its stated confidence in its long term margin targets, why has Cadbury not forecast its much more relevant and nearer term 2010 earnings?
4. What is Cadbury’s underlying cash flow?
After excluding cash flow from discontinued operations and disposal proceeds, Cadbury has generated limited free cash flow since 2006. How much free cash flow (excluding discontinued operations and disposal proceeds) will Cadbury generate in 2009? How much free cash flow does Cadbury expect in 2010?
Commenting on Cadbury’s Defence Document, the Chairman and CEO of Kraft Foods, Irene B. Rosenfeld, said:

“We have heard nothing from Cadbury that surprises us. Cadbury’s Defence Document only reinforces our belief that there is a compelling strategic and financial rationale to combining these two companies and that doing so would be in the best interest of both companies’ shareholders. Having said that, Kraft Foods will continue to maintain a disciplined approach with respect to the acquisition of Cadbury in line with the criteria outlined in our offer documentation.”
US Competition Clearance
Kraft Foods is pleased to announce that the applicable waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) has now expired. Accordingly, the US competition condition to the Offer is now satisfied.
CLASS ACTION ALLEGATIONS
     75. Plaintiff brings Counts I and II below individually and as a class action on behalf of all holders of Cadbury stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.
     76. Counts I and II below are properly maintainable as a class action.
     77. The Class is so numerous that joinder of all members is impracticable. According to Kraft’s tender offer documents, there are approximately 1,413,616,467 Cadbury shares issued and outstanding, inclusive of shares subject to issuance pursuant to Cadbury stock options.
     78. There are questions of law and fact which are common to the Class including, inter alia, the following:
a.	whether Plaintiff and the other members of the Class would be irreparably damaged by defendants’ defensive measures as complained of herein;

b.	whether defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;

c.	whether the Proxy contains material misstatements or omissions of fact; and

d.	whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     79. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     80. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.
     81. Individual Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.
DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS
     82. Plaintiff brings Count IIII below derivatively to address injuries suffered by Cadbury as a result of the Individual Defendants’ breaches of fiduciary duties.
     83. Demand on the Cadbury Board to pursue Count III below is excused because each member of the Board participated in the wrongs alleged herein and acted in a manner that promoted their personal interests over the interests of the Company and its shareholders.
     84. As set forth above, the Individual Defendants have lucrative economic interests that would be harmed by a takeover of Cadbury. These directors could not be expected to objectively and independently consider Kraft’s proposed offer, or otherwise serve the interests of Cadbury in responding to Kraft’s proposed offer.
     85. Indeed, the Individual Defendants have already demonstrated their inability to act in the best interests of the Company by, inter alia, repeatedly refusing to fulfill their fiduciary obligations and negotiate with Kraft. Such conduct demonstrates that the Individual Defendants cannot and will not act in the best interests of the Company by considering a demand to pursue this litigation on behalf of Cadbury.
COUNT I
Individual and Class Claim for Breach of Fiduciary Duty of Care, Loyalty, and Good Faith
Against the Individual Defendants
     86. Plaintiff repeats and realleges the allegations above as if fully set forth herein.
     87. Plaintiff brings this Count on behalf of herself and the Class as a direct claim.
     88. The Individual Defendants, as directors of Cadbury, owe Plaintiff and the Class the utmost fiduciary duties of care, undivided loyalty, and good faith. These duties required the Individual Defendants to consider offers to acquire Cadbury rather than to simply reject such offers.
     89. The Individual Defendants breached their fiduciary duties by favoring their own interests over those of Cadbury and its shareholders, by seeking to perpetuate their own lucrative executive and director positions at the direct expense of Cadbury and its shareholders. The Individual Defendants are engaging in defensive and entrenchment tactics, and are not acting in good faith in representing Plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to Plaintiff and the Class.

     90. The Individual Defendants are obligated to consider and respond in good faith to Kraft’s proposal to acquire Cadbury, and to treat all potential bidders equally in the negotiation process. Rather than negotiate with Kraft to maximize shareholder value, the Individual Defendants baselessly rejected Kraft’s Offer, and refused to negotiate while holding discussions with other potential bidders.
     91. As a result of the Individual Defendants’ breaches of fiduciary duties discussed herein, including the obligations of loyalty, good faith, fair dealing, and due care, the Class has been and will continue to be harmed by being denied the opportunity to benefit from an acquisition of Cadbury by Kraft at a significant premium. The Individual Defendants’ conduct has served only to benefit themselves at the expense of Cadbury and its shareholders.
     92. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Derivative Claim for Breach of Fiduciary Duty Against the Individual Defendants
     93. Plaintiff repeats and realleges the allegations above as if fully set forth herein.
     94. Plaintiff brings this Count on behalf of Cadbury as a derivative claim.
     95. The Individual Defendants, by reason of their positions as fiduciaries of the Company, owe the duties of loyalty, good faith, fair dealing, and due care. Each of the Individual Defendants has a fiduciary duty to refrain from unduly benefiting themselves at the expense of Cadbury.
     96. The Individual Defendants violated and breached their fiduciary duties of loyalty, good faith, fair dealing, and due care owed to Cadbury.

     97. The conduct of the Individual Defendants as alleged herein was not, and could not have been, an exercise of good faith business judgment. Rather, it was intended to, and did, unduly benefit themselves as the expense of Cadbury and its shareholders.
     98. As a direct and proximate result of the Individual Defendants’ breaches of fiduciary duties, the Company has sustained, and will sustain, substantial harm. The Individual Defendants are liable to Cadbury as a result of the acts alleged herein.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:
1)	Declaring that Count I is properly maintainable as a class claim;

2)	Declaring that Count II is properly maintainable as a derivative claim;

3)	Finding the Individual Defendants liable for breaching their fiduciary duties, including the fiduciary duties of loyalty, good faith, fair dealing, and due care by, inter alia, refusing to consider and respond in good faith to Kraft’s offers to acquire Cadbury;

4)	Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of those of Cadbury and the Class by refusing to consider and respond in good faith to Kraft’s pending offer that would maximize value to Cadbury shareholders;

5)	Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and

6)	Granting such other and further relief as this Court may deem just and proper.

Date: December 22, 2009	LITE DEPALMA GREENBERG & RIVAS, LLC
	By:	/s/ Joseph J. DePalma
Joseph J. DePalma
Bruce D. Greenberg Katrina Carroll Two Gateway Center, 12th Floor Newark, New Jersey Tel: (973) 623-3000

BARROWAY TOPAZ KESSLER ELTZER &
CHECK, LLP
Lee D. Rudy
Michael Wagner
James Miller
280 King of Prussia Road
Radnor, Pennsylvania 19087
Tel: (610) 667-7706

CERTIFICATION PURSUANT TO LOCAL CIVIL RULE 11.2
     Plaintiff, by her attorneys, hereby certifies that the matter in controversy is related to Steward International Enhanced Index Fund v. Carr, Civil Action No. 09-cv-5006 (D.N.J.). Plaintiff is not currently aware of any other party that should be joined in this action.

Dated: December 23, 2009	LITE DEPALMA GREENBERG & RIVAS, LLC
	By:	/s/ Joseph J. DePalma
Joseph J. DePalma
Katrina Carroll Two Gateway Center, 12th Floor Newark, New Jersey 07102 (973) 623-3000